Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Amendment No. 2 to the Registration Statement on Form S-4 No. 333-208757 and related proxy statement/prospectus of Triton International Limited for the registration of its common stock and to the incorporation by reference therein of our reports dated February 29 , 2016 with respect to the consolidated financial statements and schedule of TAL International Group, Inc., and the effectiveness of internal control over financial reporting of TAL International Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

April 1, 2016